Exhibit 99.2

FOR IMMEDIATE RELEASE

Studio City Announces Private Placement Offers

Macau, Tuesday, July 7, 2020 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today announced it has commenced a series of private offers of its Class A ordinary shares (“Class A Shares”) at a price of US$3.89 per Class A Share (the “Class A Private Placements”), to certain existing institutional holders of the Class A Shares and American depositary shares (“ADSs”). Concurrently, MSC Cotai Limited, a wholly-owned subsidiary of the Company (“MSC Cotai”), is offering New Cotai, LLC, an existing shareholder of the Company (“New Cotai”), a right to acquire an additional participation interest in MSC Cotai at a price equivalent to the per Class A Share price of the Class A Private Placements in accordance with the terms and conditions of the participation agreement amongst MSC Cotai, New Cotai and the Company (the “MSC Cotai Participation Interest Placement” and, together with the Class A Private Placements, the “Private Placements”). New Cotai and the existing shareholders being offered the Class A Private Placements hold, in aggregate, approximately 99% of the Company’s outstanding shares.

Each offeree of the Class A Private Placements that fully subscribes to the Class A Shares offered to it is also expected to be offered the right to subscribe for additional Class A Shares if and to the extent there are unsubscribed Class A Shares by other offerees in the Private Placements (the “Unsubscribed Securities”) on a pro rata basis. The number of Unsubscribed Securities will include the equivalent number of Class A Shares into which any unaccepted participation interest would be exchangeable to the extent New Cotai does not accept the MSC Cotai Participation Interest Placement in full.

Melco Resorts & Entertainment Limited, through its subsidiary MCO Cotai Investments Limited, has indicated to Studio City that it will purchase all the Class A Shares offered to it in the Class A Private Placements and, in addition, has indicated it will purchase the maximum number of Unsubscribed Securities available for purchase by it under the terms of the Private Placements to the extent offered to it by the Company (the “MCO Cotai Commitment”).

Upon completion of the Private Placements, including, if applicable, the MCO Cotai Commitment, Studio City will receive gross proceeds of no less than US$450 million and up to approximately US$500 million.

This press release is neither an offer to sell nor the solicitation of an offer to buy any such securities or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. The Class A Shares and participation interest are being offered in an offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in reliance on Regulation S under the Securities Act. The Class A Shares and participation interest have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act or any applicable state securities laws.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com